EXHIBIT 99.1

HEXO Corp announces interim CFO

GATINEAU, Quebec, May 01, 2019 (GLOBE NEWSWIRE) -- HEXO Corp. (“HEXO” or the “Company”) (TSX: HEXO; NYSE-A: HEXO) today announced that the nomination of Steve Burwash as interim Chief Financial Officer.

As previously disclosed by the Company in January 2019, the Company has been working on a transition plan with Mr. Chaplin since his departure was announced at that time, and has been undertaking a search process for Mr. Chaplin’s successor, seeking a candidate with global consumer packaged goods company experience. The Company expects to conclude this process and hire a new CFO in the near future.

Pending the conclusion of this process, the Company has appointed Steve Burwash, Vice-President, Strategic Finance, to serve as Acting Chief Financial Officer on an interim basis. Mr. Chaplin will also be available to offer support to the Company for six months following his departure to enable a smooth transition period.

"We want to thank Ed for his tremendous contribution to HEXO and his tireless work to support me and the entire team during his tenure,” said Sebastien St-Louis, Chief Executive Officer and co-founder of HEXO Corp. “We have been working diligently to find the right individual to succeed Ed as CFO and further strengthen our team as we continue building HEXO as a consumer packaged goods cannabis company to serve the global cannabis market. We look forward to sharing news about the outcome of this process soon.”

Steve brings a wealth of experience in global finance and operations to his role of Vice-President of Strategic Finance. Steve has held senior management positions in the aerospace and defence, telecommunications and manufacturing industries. Most recently Steve held management positions at Mitel Networks where he led financial planning and analysis for the Cloud division and led the company’s financial integration and business process optimization across 12 countries.

About HEXO

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes prize-winning products to serve the global cannabis market. Through its hub and spoke business strategy, HEXO Corp is partnering with Fortune 500 companies, bringing its brand value, cannabinoid isolation technology, licensed infrastructure and regulatory expertise to established companies, leveraging their distribution networks and capacity. As one of the largest licensed cannabis companies in Canada, HEXO Corp operates with 1.8 million sq. ft of facilities in Ontario and Quebec and has a foothold in Greece to establish a Eurozone processing, production and distribution centre. The Company serves the Canadian adult-use and medical markets. For more information please visit hexocorp.com .

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

For further information, please contact:

Investor Relations:
Jennifer Smith
1-866-438-8429
invest@hexo.com

Media Relations:
Caroline Milliard
819-317-0526
media@hexo.com

Director:
Adam Miron
819-639-5498